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Astris Energi Inc. · 6-K · For 12/16/04,  Filed On 12/17/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: December 16, 2004

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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Astris Energi Inc. · 6-K · For 12/16/04, Filed On 12/17/04
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
________________________________________________________________________________

The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated December 16, 2004	3

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EXHIBIT 1
ASTRIS ENERGI DOUBLES GOLF CAR POWER WITH NEW E7 ALKALINE FUEL CELL GENERATOR

MISSISSAUGA, ONTARIO, CANADA, December 16, 2004 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that it had completed work on Freedom II, its second-generation golf car. The new, faster golf car is powered by Astris’ recently completed 1.8kW, Model E7 AFC Generator, which gives Freedom II double the power and double the acceleration of the original model which was the world’s first alkaline fuel cell powered golf car using hydrogen.

Freedom II has a curb weight of 345 kg (760 lbs.), approximately 20% lighter than an equivalent electric battery model. It has the best characteristics of existing golf car technology with none of the disadvantages. It runs smoothly and silently, like an electric golf car, and can be refuelled in minutes, just like a gasoline model. Freedom II’s E7 Generator is fuelled by a 33-litre, carbon fibre cylinder of compressed hydrogen. Under typical usage, Freedom II can operate for over three days between refills. The new, silent running, emission-free E7 Generator contains two 900W Astris’ POWERSTACK™ MC250 alkaline fuel cell stacks giving the unit 1.8kW nominal power. With the capability to deliver a 20% overload factor provides more than sufficient power for peak loads such as acceleration and hill climbing. The E7 Generator gives Freedom II a cruising speed of approximately 27-31 kph (17-19 mph) and since alkaline fuel cells keep the voltage supply at a constant level there is no "fading away", a familiar and unwanted characteristic of battery-powered golf cars.

Astris will be demonstrating Freedom II and its E7 AFC Generator to a variety of potential end users. As well as being a marketable product in its own right, Freedom II provides a practical demonstration of the capabilities of the Model E7, which was developed as a direct replacement for existing traction batteries. Thus the E7 can be used not only in golf cars, but also in a wide variety of mobile applications such as neighbourhood electric vehicles, boats, and forklifts.

"The installation of our E7 Generator in Freedom II is a good example of the practicality of our AFC technology," said Jiri K. Nor, President and CEO. "We’ve taken an existing piece of hardware - a standard golf car - and with installation of our leading E7 power unit, turned it into a high performing, efficient vehicle capable of years of reliable service."

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2004. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1- 800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.

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